UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 5)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Public Offering

On April 21, 2020, Safe-T Group Ltd. (the “Company”) announced the pricing of an underwritten public offering with gross proceeds of approximately $8.4 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consists of (i) 858,600 units (the “Units”) of American Depositary Shares (each, an “ADS”) and warrants to purchase one ADS per warrant (the “Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 6,777,500 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “Pre-Funded Warrant”) and one Warrant.

Each ADS represents 40 ordinary shares of the Company. Each Unit will be sold at a price of $1.10 per unit, and each Pre-Funded Unit will be sold at a price of $1.099 per unit. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price of $0.001 per ADS. The Warrants will have a per ADS exercise price of $1.20 per full ADS, are exercisable immediately, and expire five years from the date of issuance.

The offering is expected to close on April 23, 2020, subject to customary closing conditions.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. For example, forward-looking statements include statements regarding the offering and the expected timing of the closing of the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T Group’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T Group undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering being subject to various conditions and contingencies as are customary in securities purchase agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Safe-T Group does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T Group’s filings. Safe-T Group does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the Registrant’s press releases issued on April 21, 2020, titled: “Safe-T Group Ltd. Prices $8.4 Million Public Offering”.

Exhibits

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on April 21, 2020, titled: “Safe-T Group Ltd. Prices $8.4 Million Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: April 21, 2020

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